SEC File Number: 001-34155
CUSIP Number: 33621E109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Savings Financial Group, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

702 North Shore Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Jeffersonville, Indiana 47130

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

First Savings Financial Group, Inc. (the “Company”) consummated its merger with First Merchants Corporation on February 1, 2026 (“Merger”). On February 2, 2026, the Company filed a Form 25 to remove its common stock from listing on the NASDAQ Capital Market, which is expected to become effective on February 12, 2026. In connection with the Merger closing and the pending delisting and deregistration sequence, the Company has been focused on post-closing integration activities, completing required exchange and SEC processes, and preparing to file a Form 15 to terminate or suspend its remaining reporting obligations under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), promptly following the effectiveness of the Form 25.

As a result of the foregoing, the Company was unable to complete the preparation and review of its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 by the prescribed due date of February 9, 2026 without unreasonable effort or expense. If the Company remains subject to a reporting obligation for the Form 10-Q, the Company currently expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25. However, the Company presently anticipates filing a Form 15 on or after February 12, 2026, upon the effectiveness of the Form 25, to terminate or suspend its remaining reporting obligations under the Exchange Act after which the Company would no longer be required to file the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michele M. Kawiecki	(765)	747-1500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Merchants Corporation, as successor by merger to First Savings Financial Group, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 10, 2026	By:	/s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President, Chief Financial Officer